INCANNEX HEALTHCARE INC.

SUITE 105, 8 CENTURY CIRCUIT NORWEST,

NSW 2153 AUSTRALIA

November 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	Incannex Healthcare Inc.

Registration Statement on Form S-3

File No. 333-283028 (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Incannex Healthcare Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Friday, November 22, 2024, at 4:01 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Melanie Ruthrauff Levy or Jason Miller of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (858) 314-1873 or (858) 314-2140, respectively, with any questions regarding this request.

Very truly yours,

INCANNEX HEALTHCARE INC.

/s/Joel Latham
Joel Latham, Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Scott Stanton, Esq.

Melanie Ruthrauff Levy, Esq.

Jason Miller, Esq.